Monster Arts, Inc. 8-K

Exhibit 2.01

Monster Arts, Inc.

Geoff Brown, CEO

Flight Time Aviation Group, Inc.

LETTER OF INTENT

This Letter of Intent ("LOI") is dated December 12, 2017 between Monster Arts, Inc., a Nevada corporation, with its common stock registered under Section 12(g) of the Securities Exchange Act of 1934 and trading under the symbol APPZ (the “Purchaser"), Flight Time Aviation Group, Inc. (the “Seller”) for the purchase of all assets associated with and related to Camino Aero, including but not limited to the website, software, intellectual properties, etc.… The Purchaser and Seller may be referred to individually as a “Party” and collectively as “Parties”.

1.       Acquisition. The Acquisition will be completed pursuant to a definitive purchase and sale agreement between Purchaser and Seller. The Purchase Price shall be $220,000 (the “Purchase Price”) consisting of i) a one-time cash payment in the amount of $20,000 USD (the “Cash Payment”) and ii) a convertible promissory note in the amount of $200,000 USD (the “Note”).

The Note shall be issued on the Closing Date (as defined below) and shall have a one-year maturity bearing an interest rate of eight percent (8%) per annum. The Note shall have a convertible feature allowing the Seller to convert the Note, in whole or in part, at a discount of fifty percent (50%) of the five-day average closing price of the Purchaser’s common stock. The Cash Payment shall be due to the Seller no later than February 15th, 2018.

2.       Terms and Conditions of the Acquisition. The closing of the Acquisition will be subject to the following terms and conditions:

a.	Purchaser and the Seller shall have received all permits, authorizations, regulatory approvals and third-party consents necessary for the consummation of the Acquisition, and all applicable legal requirements shall have been satisfied.

b.	A definitive agreement satisfactory to Purchaser and Seller shall be executed as soon as practicable, and shall contain terms, conditions, representations, warranties and covenants normal and appropriate for a transaction of the type contemplated, including, without limitation, those summarized in this LOI. Representations and warranties will survive consummation of the transaction, unless otherwise agreed to in the definitive agreement.

c.	Pending the closing, Purchaser and its agents, attorneys and representatives shall have full and free access to the properties, books and records of the Seller (the confidentiality of which the Purchaser agrees to retain) for purposes of conducting its due diligence and investigations, along with copies of articles of incorporation, bylaws, minute book and shareholder/member list and other documents that may be requested of the Seller.

3.        Closing Date: The Parties agree that time is of the essence for closing the transaction contemplated by this LOI. The Parties further agree that each will work diligently on completing due diligence and the definitive documents for the transaction with the goal of a Closing Date be on or before December 31, 2017.

4.       Brokers. There are no brokers or finders associated with this transaction and each party will hold the other harmless with respect to any claims for commissions or finders’ fees.

5.       Expenses. In the event of the termination of the Acquisition, Purchaser and the Seller will each bear their respective costs and none of the parties shall have liability to any other party for any expense of any other party.

6.       Conduct of Business of Purchaser Pending Closing. Until consummation or termination of the Acquisition, Purchaser will conduct business only in the ordinary course and none of the assets of Seller shall be sold or disposed of except in the ordinary course of business or with the consent of Purchaser.

7.       Non-Enforceable Agreement; Compliance with Applicable Laws. Except as set forth in Section 2(c), 2(f), 4 and 5 this LOI shall not constitute an enforceable agreement between the parties until such time as the definitive agreement is executed by the parties. All matters referred to in this LOI are conditioned upon compliance with federal and state securities laws and other applicable laws.

8.       Counterparts. This LOI may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

This proposed preliminary letter of intent constitutes an indication of interest for discussion purposes and preparation of definitive agreements only, and is not binding until and unless definitive agreements are executed by the parties.

Monster Arts, Inc.

By: /s/ Michael Gelmon

Michael Gelmon

Chief Executive Officer

Flight Time Aviation Group, Inc.

By: /s/ Geoff Brown

Geoff Brown

Chief Executive Officer